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As filed with the Securities and Exchange Commission on October 21, 2009

Registration No. 333-161770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GEORGIA GULF CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2821 (Primary Standard Industrial Classification Code Number)	58-1563799 (I.R.S. Employer Identification Number)

115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346
(770) 395-4500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joel I. Beerman, Esq.
Vice President, General Counsel and Secretary
Georgia Gulf Corporation
115 Perimeter Center Place, Suite 460
Atlanta, Georgia 30346
(770) 395-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lisa A. Stater, Esq.
Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
(404) 581-8255

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value, and Preferred Share Purchase Rights	31,148,503 shares	$29.00	$903,306,587	$50,405(3)

Common Stock, $.01 par value, and Preferred Share Purchase Rights	30,589 shares	$22.68(4)	$693,759	$39

Total	31,179,092 shares	—	—	$50,444

(1)
In the event of a stock split, stock dividend or other similar transaction involving the registrant's common stock, in order to prevent dilution, the number of shares of common stock registered hereby shall be automatically increased to cover the additional common shares in accordance with Rule 416(a) under the Securities Act of 1933.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(3)
Previously paid.

(4)
Based on the average of the high and low sales prices of the common stock on the New York Stock Exchange on October 20, 2009.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated October 21, 2009

PROSPECTUS

31,179,092 Shares of Common Stock

of

GEORGIA GULF CORPORATION

        This prospectus relates to up to 31,179,092 shares of our common stock that may be offered for sale by the stockholders named in this prospectus or a prospectus supplement. The selling stockholders may offer the shares from time to time directly or, alternatively, through underwriters, broker-dealers or agents. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at a negotiated price. The sales may be effected in transactions (which may involve block transactions) on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, in the over-the-counter market, in transactions otherwise than on such exchanges or services or in the over-the-counter market, through the writing of options or by any other method described herein. See "Plan of Distribution" and "Selling Stockholders."

        We will not receive any proceeds from the sale of the shares.

        We will pay all expenses associated with the registration of the shares. The selling stockholders will pay underwriting discounts, commissions and transfer taxes, if any, relating to their sale or disposition of the shares.

        Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "GGC." The last reported sale price of our common stock on the NYSE on October 20, 2009 was $21.70 per share.

        Investing in our common stock involves a high degree of risk. We urge you to carefully read the "Risk Factors" section beginning on page 3 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                    , 2009.

i

ABOUT THIS PROSPECTUS

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge upon written or oral request. See "Incorporation of Certain Documents by Reference" and "Where You Can Find More Information."

        You should rely only on the information contained in or incorporated by reference into this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate only as of the date hereof and that the information in documents incorporated by reference into this prospectus is accurate only as of the respective dates of those documents or the dates on which they were filed with the Securities and Exchange Commission (the "SEC"), as applicable. Our business, financial condition, results of operations and prospects may have changed.

        The terms "Georgia Gulf," the "Company," "GGC," "our," "we," and "us," as used in this prospectus, refer to Georgia Gulf Corporation and its wholly owned subsidiaries, except where it is clear that the term refers only to the parent company.

ii

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. We urge you to read the entire prospectus carefully, including the "Risk Factors" section, and the additional documents incorporated by reference herein, before making an investment decision.

 Georgia Gulf Corporation

        We are a leading, integrated North American manufacturer of two chemical product lines, chlorovinyls and aromatics, and manufacturer of vinyl-based building and home improvement products. Our chlorovinyl and aromatic chemicals products are sold for further processing into a wide variety of end-use applications, including plastic pipe and pipe fittings, siding and window frames, bonding agents for wood products, high-quality plastics, acrylic sheeting and coatings for wire and cable. Our vinyl-based building and home improvement products, marketed under the Royal Group brands, primarily include window and door profiles, mouldings, siding, pipe and pipe fittings and deck, fence and rail products.

Recent Developments

        On July 29, 2009, we consummated a private exchange of our equity securities for approximately $736.0 million, or 92.0 percent, in aggregate principal amount of our outstanding 7.125 percent senior notes, 9.5 percent senior notes, and 10.75 percent subordinated notes. An aggregate of approximately 30.2 million shares of convertible preferred stock and 1.3 million shares of common stock were issued in exchange for the tendered notes. In conjunction with the debt exchange, we implemented a 1-for-25 reverse stock split, which reduced the outstanding common shares, before the issuance of common shares in the debt exchange, to approximately 1.4 million shares.

        In connection with the exchange offers, our stockholders approved an amendment to our charter to increase the number of shares of common stock to 100 million. Upon approval of the charter amendment, the shares of convertible preferred stock issued in the exchange offers automatically converted into shares of our common stock on a one-for-one basis.

        Also in connection with the exchange offers, we executed a registration rights agreement pursuant to which we granted certain registration rights to the selling stockholders, and we are filing the registration statement of which this prospectus forms a part to comply with certain of our obligations under the registration rights agreement. See "Selling Stockholders."

 The Offering

Securities That May be Offered for Resale by the Selling Stockholders	Up to 31,179,092 shares of our common stock. See "Selling Stockholders."
Use of Proceeds	We will not receive any proceeds from the resale of the shares of common stock. See "Use of Proceeds."
Market for the Securities	Our common stock is quoted on the NYSE under the symbol "GGC."

We urge you to refer to the section entitled "Risk Factors" for an explanation of the risks of investing in our common stock.

        Our principal executive offices are located at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346. Our telephone number is (770) 395-4500. Our website is www.ggc.com. The information on our website is expressly not incorporated by reference into this prospectus.

RISK FACTORS

        Any investment in our company will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus.

A further deterioration in business conditions, or material interruption in our operations, could cause us to default in the financial covenants related to our senior secured credit and asset securitization facilities, which could result in loss of our sources of liquidity, or an acceleration of our principal indebtedness.

        We principally operate in the North American chemicals and building products markets, which have suffered a substantial decline. The severe downturn in the U.S. housing industry and the general worldwide recession have reduced the demand for our products, resulting in historically low sales volumes and margins for many of our products. In response principally to our resulting weakened financial condition we recently completed equity-for-debt exchanges, which substantially reduced our debt. In connection with this transaction, we obtained amendments to the financial covenants in our senior secured credit agreement and asset securitization (the "securitization"). In particular, the maximum leverage ratio and the minimum interest coverage ratios were modified in such agreement. Also, two new covenants were added to our senior secured credit agreement—a minimum fixed charge covenant and a maximum senior secured leverage ratio. While we believe that, even under the current difficult operating environment, we should be able to meet the covenants, if business conditions further deteriorate to a material degree, or we suffer an interruption of our operations for a material length of time due to a natural disaster or other unforeseen event, we may not be able to maintain compliance with these financial covenants. In that event, we would need to seek another amendment to, or a refinancing of, our senior secured credit facility and related relief under our securitization. There can be no assurance that we can obtain an amendment or waiver of, or refinance, either of those agreements and, even if we do, it is likely that such relief would significantly increase our costs through additional fees or increased rates and contain further restrictions on our business and may only last for a specified period, potentially necessitating additional amendments, waivers or refinancing in the future. In the event we do not maintain compliance with the covenants under the senior secured credit facility, our lenders under such facility could cease making loans to us and accelerate and declare due all outstanding loans under the facility. A breach of our financial covenants would also permit the lenders under our securitization to terminate that facility, preventing the sale of additional receivables under the securitization.

Our senior secured credit facility imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions. However, despite these restrictions, we may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

        The terms of our senior secured credit facility impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

  •
  incur additional indebtedness;

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  incur liens;

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  make capital expenditures;

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  make investments and sell assets, including the stock of subsidiaries;

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  pay dividends and make other distributions;

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  purchase our stock;

  •
  engage in business activities unrelated to our current business;

  •
  enter into transactions with affiliates; or

  •
  consolidate, merge or sell all or substantially all of our assets.

        We cannot assure you that these restrictions will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A failure to comply with any of these restrictions could result in a default in respect of the related indebtedness.

        Despite the limitation on our ability to incur additional indebtedness imposed by the terms of our senior secured credit facility, our senior secured credit facility does not prohibit us from incurring substantial indebtedness in the future, and we may do so. If new debt is added to our current indebtedness levels, the risks related to our indebtedness could increase.

Our substantial level of indebtedness may limit our cash flow available to invest in the ongoing needs of our business.

        We have substantial indebtedness. At June 30, 2009, the carrying value of our term loan was $349.0 million. Also on that date, under our revolving credit facility we had a maximum borrowing capacity of $300.0 million and, net of outstanding letters of credit for $64.5 million and current borrowings of $227.8 million, availability under the revolving credit facility of $7.7 million. Our high level of indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for us to satisfy our obligations under our senior secured credit facility, exposing us to the risk of defaulting on our secured debt, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern;

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  require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions and working capital;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate and will operate;

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  increase our vulnerability to general adverse economic and industry conditions;

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  place us at a disadvantage compared to our competitors that have less debt;

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  expose us to fluctuations in the interest rate environment because the interest rates of our senior secured credit facility are at variable rates; and

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  limit our ability to borrow additional funds.

We may not be able to generate sufficient cash to service our indebtedness and we may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

        We expect to obtain the funds to pay our expenses, fund working capital and capital expenditures, and to pay the interest on our senior secured credit facility and our other debt from our cash flow from our operations and from available borrowings under our senior secured credit facility and from sales of assets. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business and economic conditions and other factors. We will not be able to control many of these factors, such as economic conditions in the industries in which we operate and competitive pressures. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and to meet our other obligations. If we do not have sufficient funds, we may be required to refinance all or part of our debt, sell assets or borrow additional amounts. We may not be able to do so on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements, including our senior secured credit facility, may restrict us from adopting any of these alternatives.

The chemical industry is cyclical and volatile, experiencing alternating periods of tight supply and overcapacity, and the building products industry is also cyclical. This cyclicality could adversely impact our capacity utilization and cause fluctuations in our results of operations.

        Our historical operating results for our chemical businesses have tended to reflect the cyclical and volatile nature of the chemical industry. Historically, periods of tight supply have resulted in increased prices and profit margins and have been followed by periods of substantial capacity addition, resulting in oversupply and declining prices and profit margins. A number of our chemical products are highly dependent on markets that are particularly cyclical, such as the building and construction, paper and pulp, and automotive markets. As a result of changes in demand for our products, our operating rates and earnings fluctuate significantly, not only from year to year but also from quarter to quarter, depending on factors such as feedstock costs, transportation costs, and supply and demand for the product produced at the facility during that period. As a result, individual facilities may operate below or above rated capacities in any period. We may idle a facility for an extended period of time because an oversupply of a certain product or a lack of demand for that product makes production uneconomical. Facility shutdown and subsequent restart expenses may adversely affect quarterly results when these events occur. In addition, a temporary shutdown may become permanent, resulting in a write-down or write-off of the related assets. Capacity expansions or the announcement of these expansions have generally led to a decline in the pricing of our chemical products in the affected product line. We cannot assure that future growth in product demand will be sufficient to utilize any additional capacity.

        In addition, the building products industry is cyclical and seasonal and is significantly affected by changes in national and local economic and other conditions such as employment levels, demographic trends, availability of financing, interest rates and consumer confidence, which factors could negatively affect the demand for and pricing of our building products. For example, if interest rates increase, the ability of prospective buyers to finance purchases of home improvement products and invest in new real estate could be adversely affected, which, in turn, could adversely affect our financial performance. In response to the recent significant decline in the market for our building and home improvement products, we have closed facilities and sold certain businesses and assets. Notwithstanding these actions and our cost control initiatives, these businesses continue to be unprofitable. Demand in the building and home improvement products industry continues to decline, and we are unable to know when, if ever, these businesses will operate profitably.

Natural gas, electricity, fuel and raw materials costs, and other external factors beyond our control, as well as downturns in the home repair and remodeling and new home construction sectors of the economy, can cause wide fluctuations in our margins.

        The cost of our natural gas, electricity, fuel and raw materials, and other costs, may not correlate with changes in the prices we receive for our products, either in the direction of the price change or in absolute magnitude. Natural gas and raw materials costs represent a substantial part of our manufacturing costs, and energy costs, in particular electricity and fuel, represent a component of the costs to manufacture building products. Most of the raw materials we use are commodities and the price of each can fluctuate widely for a variety of reasons, including changes in availability because of major capacity additions or significant facility operating problems. Other external factors beyond our control can cause volatility in raw materials prices, demand for our products, product prices, sales volumes and margins. These factors include general economic conditions, the level of business activity in the industries that use our products, competitors' actions, international events and circumstances, and governmental regulation in the United States and abroad. These factors can also magnify the impact of economic cycles on our business. While we attempt to pass through price increases in energy costs and raw materials, we have been unsuccessful in doing so in some circumstances in the past and there can be no assurance that we can do so in the future.

        Additionally, our business is impacted by changes in the North American home repair and remodeling sectors, as well as the new construction sector, which may be significantly affected by changes in economic and other conditions such as gross domestic product levels, employment levels, demographic trends, consumer confidence and availability of consumer financing for home repair and remodeling projects as well as availability of financing for new home purchases. These factors can lower the demand for and pricing of our products, which could cause our net sales and net income to decrease and require us to recognize additional impairments of our assets.

The industries in which we compete are highly competitive, with some of our competitors having greater financial and other resources than we have; competition may adversely affect our results of operations.

        The commodity chemical industry is highly competitive. Many of our competitors are larger and have greater financial and other resources and less debt than us. Moreover, barriers to entry, other than capital availability, are low in most product segments of our commodity chemical business. Capacity additions or technological advances by existing or future competitors also create greater competition, particularly in pricing. We cannot provide assurance that we will have access to the financing necessary to upgrade our facilities in response to technological advances or other competitive developments.

        In addition, we compete with other national and international manufacturers of vinyl-based building and home improvement products. Some of these companies are larger and have greater financial resources and less debt than us. Accordingly, these competitors may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than us. Some of these competitors, who compete with our building product lines, may also be able to compete more aggressively in pricing and could take a greater share of sales and cause us to lose business from our customers. Many of our competitors have operated in the building products industry for a long time. Additionally, our building products face competition from alternative materials: wood, metal, fiber cement and masonry in siding, and wood and aluminum in windows. An increase in competition from other vinyl exterior building products manufacturers and alternative building materials could cause us to lose customers and lead to decreases in net sales. To the extent we lose customers in the renovation and remodeling markets, we must market to the new home construction market, which historically has experienced more fluctuations in demand.

Our common stock may be delisted from the New York Stock Exchange.

        Our common stock is currently listed on the NYSE. On February 20, 2009, the NYSE notified us that we were not in compliance with one of the continued listing requirements of the NYSE because our total market capitalization had been less than $75 million over a 30 trading-day period and our stockholders' equity was less than $75 million at December 31, 2008. The NYSE has since lowered these thresholds to $50 million through October 31, 2009, but we do not meet these lowered thresholds. In addition, the NYSE's continued listing standards require that the average closing price of our common stock not fall below $1.00 over a consecutive 30 day trading period (the "$1 minimum rule").

        We submitted a plan to regain compliance to the NYSE within 45 days of notice of non-compliance and that plan was accepted by NYSE on May 4, 2009. If we do not regain compliance, and do not in fact comply, with the requirement regarding market capitalization and stockholders' equity within 18 months of the NYSE notice, the NYSE will commence suspension and delisting procedures. Further, if we fail to meet the $1 minimum rule and do not regain compliance for at least 30 trading days within six months, the NYSE will commence suspension and delisting procedures.

        Although we have taken actions designed to bring our market capitalization, stockholders' equity and stock price within the required compliance levels within the NYSE's specified timeframes, we cannot assure that our plans will be successful within those time frames or at all. If we are not able to come into compliance with the NYSE continued listing standards, which we presently do not comply with, and cannot know if we will be able to in the future, we likely would seek to list the common stock on another exchange, in the event we were able to comply with the applicable listing standards of that other exchange. Delisting would have an adverse effect on the liquidity of our common stock and, as a result, the market price for our common stock might decline. Delisting could also make it more difficult for us to raise additional capital. The price of our common stock was below $1.00 until we effected a 1-for-25 reverse stock split on July 28, 2009. On July 29, 2009 we announced the closing of the exchange offers. Since July 28, 2009, the price of our common stock has been very volatile.

Extensive environmental, health and safety laws and regulations impact our operations and assets; compliance with these regulations could adversely affect our results of operations.

        Our operations on and ownership of real property are subject to extensive environmental, health and safety regulation, including laws and regulations related to air emissions, water discharges, waste disposal and remediation of contaminated sites, at both the national and local levels in the U.S. We are also subject to similar regulations in Canada. The nature of the chemical and building products industries exposes us to risks of liability under these laws and regulations due to the production, storage, use, transportation and sale of materials that can cause contamination or personal injury, including, in the case of commodity chemicals, potential releases into the environment. Environmental laws may have a significant effect on the costs of use, transportation and storage of raw materials and finished products, as well as the costs of the storage and disposal of wastes. We have and must continue to incur operating and capital costs to comply with environmental laws and regulations. In addition, we may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations for violations arising under these laws.

        Also, some environmental laws, such as the federal Superfund statute, may impose joint and several liability for the cost of investigations and remedial actions on any company that generated the waste, arranged for disposal of the waste, transported the waste to the disposal site, selected the disposal site, or presently or formerly owned, leased or operated the disposal site or a site otherwise contaminated by hazardous substances. Any or all of the responsible parties may be required to bear all of the costs of cleanup, regardless of fault, legality of the original disposal or ownership of the disposal site. A number of environmental liabilities have been associated with the facilities at Lake Charles, Louisiana that we acquired as part of the acquisition of the vinyls business of CONDEA Vista Company ("CONDEA Vista," which is now known as Sasol North America, Inc.) and which may be designated as Superfund sites. Although CONDEA Vista retained financial responsibility for certain environmental liabilities that relate to the facilities that we acquired from it and that arose before the closing of our acquisition of the vinyls business of CONDEA Vista in November 1999, there can be no assurance that CONDEA Vista will be able to satisfy its obligations in this regard, particularly in light of the long period of time in which environmental liabilities may arise under the environmental laws. If CONDEA Vista fails to fulfill its obligation regarding their environmental liabilities, then we could be held responsible. Furthermore, any environmental liabilities relating to Royal Group will not have the benefit of any third party indemnification, including liabilities resulting from Royal Group's operations prior to our acquisition of the company.

        Our policy is to accrue costs relating to environmental matters when it is probable that these costs will be required and can be reasonably estimated. However, estimated costs for future environmental compliance and remediation may be too low or we may not be able to quantify the potential costs. We expect to be continually subjected to increasingly stringent environmental and health and safety laws and regulations. It is difficult to predict the future interpretation and development of these laws and regulations or their impact on our future earnings and operations. We anticipate continued compliance will require increased capital expenditures and increased operating costs. Any increase in these costs could adversely affect our financial performance.

Hazards associated with manufacturing may occur, which could adversely affect our results of operations.

        Hazards associated with chemical manufacturing as well as building products manufacturing, and the related use, storage and transportation of raw materials, products and wastes may occur in our operations. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on our operations as a whole. These hazards include:

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  pipeline and storage tank leaks and ruptures;

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  explosions and fires;

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  inclement weather and natural disasters;

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  mechanical failure;

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  unscheduled downtime;

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  labor difficulties;

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  transportation interruptions;

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  remediation complications;

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  terrorist acts; and

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  chemical spills and other discharges or releases of toxic or hazardous substances or gases.

        These hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage, any of which could lead to claims or liability under the environmental laws. Additionally, individuals could seek damages for alleged personal injury or property damage due to exposure to chemicals at our facilities or to chemicals otherwise owned, controlled or manufactured by us. We are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. Although we maintain property, business interruption and casualty insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential hazards incident to our business.

We face potential product liability claims relating to the production and manufacture of building products.

        We are exposed to product liability risk and the risk of negative publicity if our building products do not meet customer expectations. Although we intend to maintain insurance for products liability claims, the amount and scope of such insurance may not be adequate to cover a products liability claim that is successfully asserted against us. In addition, product liability insurance could become more expensive and difficult to maintain and, in the future, may not be available to us on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain or maintain adequate insurance coverage against possible products liability claims at commercially reasonable levels, or at all.

We rely heavily on third party transportation, which subjects us to risks that we cannot control; these risks may adversely affect our operations.

        We rely heavily on railroads and shipping companies to transport raw materials to our manufacturing facilities and to ship finished product to customers. These transport operations are subject to various hazards, including extreme weather conditions, work stoppages and operating hazards, as well as interstate transportation regulations. If we are delayed or unable to ship finished product or unable to obtain raw materials as a result of these transportation companies' failure to operate properly, or if there were significant changes in the cost of these services, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship our goods, which could result in an adverse effect on our revenues and costs of operations.

We rely on a limited number of outside suppliers for specified feedstocks and services, and due to our overall financial condition, including our debt level, our key suppliers may require more onerous terms for trade credit.

        We obtain a significant portion of our raw materials from a few key suppliers. If any of these suppliers is unable to meet its obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials. Any interruption of supply or any price increase of raw materials could have an adverse effect on our business and results of operations. In connection with our acquisition of the vinyls business of CONDEA Vista in 1999, we entered into agreements with CONDEA Vista to provide specified feedstocks for the Lake Charles facility. This facility is dependent upon CONDEA Vista's infrastructure for services such as wastewater and ground water treatment, site remediation, and fire water supply. Any failure of CONDEA Vista to perform its obligations under those agreements could adversely affect the operation of the affected facilities and our results of operations. The agreements relating to these feedstocks and services had initial terms of one to ten years. Most of these agreements have been automatically renewed, but may be terminated by CONDEA Vista after specified notice periods. If we were required to obtain an alternate source for these feedstocks or services, we may not be able to obtain pricing on as favorable terms. Additionally, we may be forced to pay additional transportation costs or to invest in capital projects for pipelines or alternate facilities to accommodate railcar or other delivery or to replace other services.

        While we believe that our relationships with our key suppliers are strong, any vendor may choose to modify our relationship due to general economic concerns or concerns relating to the vendor or us, at any time. Any significant change in the terms that we have with our key suppliers could adversely affect our financial condition and liquidity, as could significant additional requirements from our suppliers that we provide them with letters of credit or similar instruments as a condition of continuing to supply us.

Implementation of New ERP Information Systems

        We are highly dependent on our information systems infrastructure in order to process orders, track inventory, ship products in a timely manner, prepare invoices to our customers and otherwise carry on our business in the ordinary course. We currently operate on multiple Enterprise Resource Planning, or ERP, information systems, which we are in the process of implementing and consolidating. If we experience significant problems with the implementation of these systems, the resulting disruption could adversely affect our business, sales, results of operations and financial condition. The transition to new ERP systems involves numerous risks, including:

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  difficulties in integrating the systems with our current operations;

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  potential delay in the processing of customer orders for shipment of products;

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  diversion of management's attention away from normal daily business operations;

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  increased demand on our operations support personnel;

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  initial dependence on unfamiliar systems while training personnel in its use; and

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  increased operating expenses resulting from training, conversion and transition support activities.

We continue to pursue the disposition of certain assets and may pursue asset acquisitions, dispositions and joint ventures, and other transactions that may impact our results of operations.

        We intend to continue to pursue the disposition of certain assets and anticipate that proceeds would be used to repay some of our indebtedness. However, we cannot assure you that we will be able to dispose of these assets at anticipated prices, or at all, or that any such sale will occur during our anticipated time frame. A failure to dispose of these assets would mean any indebtedness that could have been paid down would have to remain outstanding unless it could be repaid from funds generated from operations. In addition, we may engage in additional business combinations, purchases or sales of assets, or contractual arrangements or joint ventures. To the extent permitted under our senior secured credit facility and our other debt agreements, some of these transactions may be financed by additional borrowings by us. If the expected efficiencies and synergies of the transactions are not fully realized, our results of operations could be adversely affected, at least in the short term, because of the costs associated with such transactions. Other transactions may advance future cash flows from some of our businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term.

Our participation in joint ventures exposes us to risks of shared control.

        We own a 50 percent interest in a manufacturing joint venture, the remainder of which is controlled by PPG Industries, Inc., which also supplies chlorine to the facility operated by the joint venture. We also have other joint ventures, such as Royal Group's strategic joint venture arrangements with several customers. We may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan. In that case, our operations may be adversely affected or we may be required to increase our level of commitment to the joint venture. Also, differences in views among joint venture participants may result in delayed decisions or failure to agree on major issues. Any differences in our views or problems with respect to the operations of our joint ventures could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Fluctuations in foreign currency exchange and interest rates could affect our consolidated financial results.

        We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, principally the Canadian dollar. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at the average exchange rate during each reporting period, as well as assets and liabilities into U.S. dollars at exchange rates in effect at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other major currencies will affect our net revenues, operating income and the value of balance sheet items denominated in foreign currencies. Because of the geographic diversity of our operations, weaknesses in various currencies might occur in one or many of such currencies over time. From time to time, we may use derivative financial instruments to further reduce our net exposure to currency exchange rate fluctuations. However, we cannot assure you that fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, would not materially affect our financial results.

        In addition, we are exposed to volatility in interest rates. When appropriate, we may use derivative financial instruments to reduce our exposure to interest rate risks. We cannot assure you, however, that our financial risk management program will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

We rely on a variety of intellectual property rights for our building products. Any threat to, or impairment of, these rights could cause us to incur costs to defend these rights.

        As a manufacturer and marketer of branded products, in our building products, we rely on trademarks and service marks to protect our brands. We have a significant number of issued patents for our technologies. These protections may not adequately safeguard our intellectual property and we may incur significant costs to defend these intellectual property rights, which may harm our operating results. There is a risk that third parties, including our current competitors, will claim that our products infringe on their intellectual property rights. These third parties may bring infringement claims against us or our customers. Regardless of its merit, an infringement claim against us could require significant management time and effort, result in costly litigation or cause product shipment delays. Further, any claims may require us to enter into royalty or licensing arrangements, which may not be obtainable on terms acceptable to us.

Pending investigations of, and pending and threatened lawsuits against, Royal Group could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Royal Group was under investigation by the Royal Canadian Mounted Police ("RCMP") regarding its prior public disclosures, including financial and accounting matters. In October 2005, Royal Group advised the Ontario Securities Commission, the RCMP and the SEC of emails and documents authored by a former finance employee of Royal Group that relate to certain financial accounting and disclosure matters. Royal Group understands that the SEC made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents and in May 2008, Royal Group was advised that it is no longer a target of the RCMP's investigation.

        Damages, liabilities and costs Royal Group will incur in respect of each of the foregoing and related matters may exceed the amounts anticipated by us in respect thereof, and to the extent they do, our financial condition, results of operations and cash flows, could be materially adversely affected.

We may encounter further difficulties in integrating Royal Group's operations with our operations, which may result in our failure to realize expected cost savings and operational efficiencies and adversely affect our results of operations and cash flows.

        We cannot be sure that we will be able to further integrate successfully Royal Group's and our operations without substantial costs, delays or other problems. The integration of any business we acquire, including Royal Group has been and may continue to be disruptive to our business and has been and may continue to result in a significant diversion of management attention and operational resources. Additionally, we may suffer a loss of key employees, customers or suppliers, loss of revenues, increases in costs or other difficulties. Further, there is no assurance that we will be able to achieve anticipated cost savings and operational efficiencies in amounts anticipated or on our anticipated timetable. Further, management's attention may be diverted by potential dispositions. We also face these risks integrating any other business we may acquire.

        As part of our strategy in acquiring Royal Group, we have identified opportunities to improve profitability and reduce costs. We may not be able to fully implement our business strategies or realize, in whole or in part, the expected cost savings or operational efficiencies from these strategies when expected, or at all. Furthermore, we may continue to incur significant one-time costs in connection with our integration of Royal Group's operations with our existing business, including costs related to facility consolidation, headcount reduction, operational improvements, professional fees and related transactional expenses. We expect to incur one-time costs in connection with our anticipated annual cost savings and may achieve operational efficiencies.

 FORWARD-LOOKING STATEMENTS

        This prospectus and documents incorporated by reference herein include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to us. When used in this prospectus, the words "anticipate," "believe," "plan," "estimate," "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements relate to, among other things, our outlook for future periods, supply and demand, pricing trends and market forces within the chemical and building products industries, cost reduction strategies and their results, planned capital expenditures, planned divestitures, long-term objectives of management and other statements of expectations concerning matters that are not historical facts.

        We have based these forward-looking statements on our current expectations and assumptions about future events, which may not prove correct. These forward-looking statements are subject to risks and uncertainties, including, among other things:

  •
  continued compliance with the covenants in our senior secured credit facility and our asset securitization facility;

  •
  our high degree of leverage and significant debt service obligations;

  •
  availability and pricing of raw materials;

  •
  the impacts of the current economic downturn in the housing and construction markets and potential future downturns;

  •
  changes in the general economy;

  •
  our ability to penetrate new geographic markets and introduce new products;

  •
  changes in demand for our products or increases in overall industry capacity that could affect production volumes and/or pricing;

  •
  changes and/or cyclicality in the industries to which our products are sold;

  •
  risks associated with any potential failures of our joint venture partners to fulfill their obligations;

  •
  risks associated with plant closures, consolidations and other cost-cutting actions;

  •
  changes in foreign currency exchange rates;

  •
  technological changes affecting production;

  •
  difficulty in plant operations and product transportation;

  •
  governmental and environmental regulations;

  •
  other unforeseen circumstances; and

  •
  other risks referenced from time to time in our filings with the SEC.

        Any or all of these risks and uncertainties or the risks described under the caption "Risk Factors" in this prospectus could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements reflect management's view only as of the date of this prospectus. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

USE OF PROCEEDS

        This prospectus relates to shares of our common stock that may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

        The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth below. See "Plan of Distribution." When we refer to the "selling stockholders" in this prospectus, we mean those persons listed in the table below, as well as their permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders' interests other than through a public sale.

        The table below sets forth:

  •
  the names of the selling stockholders;

  •
  the number of shares of common stock, and the percentages of outstanding common stock, beneficially owned by the selling stockholders prior to the selling stockholders' offering of the shares of common stock pursuant to this prospectus;

  •
  the maximum number of shares of common stock which may be offered by the selling stockholders pursuant to this prospectus; and

  •
  the number of shares of common stock, and the percentages of outstanding common stock, to be beneficially owned by the selling stockholders after the offering of common stock pursuant to this prospectus, assuming all such common stock being offered is sold by the selling stockholders and that the selling stockholders do not acquire any additional shares of common stock.

        The number of shares disclosed in the table below as "beneficially owned" are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose.

        We obtained the information in the table below from the selling stockholders (other than the information regarding the percentages of outstanding common stock beneficially owned by each selling stockholder). Except as may be noted below, none of the selling stockholders have, or within the past three years has had, any material relationship with us or any of our affiliates.

        We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. Only the selling stockholders referenced in the table below may sell the securities offered hereby, except as otherwise permitted by law. Changed information regarding the selling stockholders will be presented in a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part if and when necessary and required. Except as indicated below, no selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)
	Common Stock			Common Stock
Name of Selling Stockholder	Shares	Percentage		Shares	Percentage
American High-Income Trust(1)	4,809,206	14.6%	4,809,206	0	—
The Income Fund of America, Inc.(1)	2,659,046	8.1%	2,659,046	0	—
The Bond Fund of America, Inc.(1)	759,869	2.3%	759,869	0	—
American Funds Insurance Series—Bond Fund(1)	296,439	*	296,439	0	—
American Funds Insurance Series—High-Income Bond Fund(1)	245,797	*	245,797	0	—
Serengeti Overseas Ltd.(2)	464,271	1.4%	464,271	0	—
Serengeti Partners LP(2)	318,276	*	318,276	0	—
Capital Guardian Global High-Income Opportunities Master Fund(3)	44,219	*	44,219	0	—
CIF Global High Yield Fund(3)	32,609	*	32,609	0	—
Capital Guardian U.S. High-Yield Fixed-Income Master Fund(3)	19,516	*	19,516	0	—
CNI Charter High Yield Bond Fund(4)	7,412	*	7,412	0	—
Thomas A. Lyon Trustee U/DECL/TR Dtd 8/16/85(5)	2,471	*	2,471	0	—
Patrick C. Ryan	1,236	*	1,236	0	—
The Regents of the University of California(6)	18,529	*	18,529	0	—
Astro Trust Series—Nomura High Yield Bond Fund(6)	1,236	*	1,236	0	—
California Public Employees' Retirement System (CALPERS)(6)	27,174	*	27,174	0	—
GMAM Investment Funds Trust(6)	49,408	*	49,408	0	—
L-3 Communications—Nomura(6)	1,236	*	1,236	0	—
Montgomery County Employees' Retirement System(6)	3,707	*	3,707	0	—
Nomura US Attractive Yield Corporate Bond Fund Mother Fund(6)	56,818	*	56,818	0	—
PIA Global High Yield(7)	33,746	*	33,746	0	—
Aberdeen Asset Management Ltd. High Grade Bond Fund(7)	30,140	*	30,140	0	—
Papaver Inc.(7)	7,368	*	7,368	0	—
Pioneer Funds—Global High Yield(7)	38,769	*	38,769	0	—
Pioneer Funds—Strategic Income Fund(7)	258,414	*	258,414	0	—
Pioneer Funds—U.S. High Yield Corp. Bond Fund(7)	389,239	1.2%	389,239	0	—
Pioneer Poland High Yield Fund(7)	307,330	*	307,330	0	—
The University of Massachusetts Foundation, Inc.(7)	3,211	*	3,211	0	—
ING Pioneer High Yield Fund(8)	222,499	*	222,499	0	—
Met Investors Series Trust—Strategic Income Portfolio(8)	70,953	*	70,953	0	—
Pioneer Diversified High Income Trust(8)	29,346	*	29,346	0	—
Pioneer Floating Rate Trust(8)	145,265	*	145,265	0	—
Pioneer Global High Yield Fund(8)	459,968	1.4%	459,968	0	—
Pioneer High Income Trust(8)	132,110	*	132,110	0	—
Pioneer High Yield Fund(8)	3,374,138	10.2%	3,374,138	0	—
Pioneer High Yield VCT Portfolio(8)	110,184	*	110,184	0	—
Pioneer Strategic Income Fund(8)	251,497	*	251,497	0	—
Pioneer Strategic Income VCT Portfolio(8)	6,868	*	6,868	0	—
Fidelity Summer Street Trust: Fidelity Capital & Income Fund(9)(22)	2,677,079	8.1%	2,677,079	0	—
Fidelity Advisor Series I: Fidelity Advisor High Income Advantage Fund(9)(23)	1,945,619	5.9%	1,945,619	0	—
Fidelity Summer Street Trust: Fidelity High Income Fund(9)(24)	677,855	2.1%	677,855	0	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)
	Common Stock			Common Stock
Name of Selling Stockholder	Shares	Percentage		Shares	Percentage
Master Trust Bank of Japan Ltd Re: Fidelity US High Yield(9)(25)	674,091	2.0%	674,091	0	—
Fidelity Advisor Series II: Fidelity Advisor Strategic Income Fund(9)(26)	591,147	1.8%	591,147	0	—
Pension Investment Committee of General Motors for General Motors Employee Domestic Group Pension Trust(10)(27)	466,396	1.4%	466,396	0	—
Fidelity School Street Trust: Fidelity Strategic Income Fund(9)(28)	490,852	1.5%	490,852	0	—
Fidelity Puritan Trust: Fidelity Puritan Fund(9)(29)	403,830	1.2%	403,830	0	—
Commonwealth of Massachusetts Pension Reserve Investment Management Board(10)(30)	177,369	*	177,369	0	—
Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund(9)(31)	173,861	*	173,861	0	—
Fidelity Funds—US High Income(9)(32)	194,205	*	194,205	0	—
Fidelity Advisor Series I: Fidelity Advisor Leveraged Stock Fund(9)(33)	137,350	*	137,350	0	—
Fidelity Investments Canada ULC, as Trustee for The Fidelity Canadian Asset-High Yield(11)(34)	118,823	*	118,823	0	—
Illinois Municipal Retirement Fund(10)	108,201	*	108,201	0	—
Fidelity Investments Canada ULC, as Trustee for Fidelity American High Yield Fund(11)(35)	85,965	*	85,965	0	—
Fidelity Central Investment Portfolios LLC: Fidelity High Income Central Fund 2(9)(36)	62,500	*	62,500	0	—
Variable Insurance Products Fund V: Strategic Income Portfolio(9)(37)	39,526	*	39,526	0	—
The Assets Management Committee of Coca-Cola Company Master Retirement Trust(10)(38)	26,433	*	26,433	0	—
The Japan Trustee Service Bank LTD Re: MATB Fidelity High Yield Bond Open Mother(12)(39)	24,882	*	24,882	0	—
Pyramis High Yield Fund, LLC(10)(40)	20,998	*	20,998	0	—
Fidelity Global Bond Series-US Dollar Monthly Income-US High Yield Pool(12)(41)	19,503	*	19,503	0	—
The Japan Trustee Services Bank LTD Re: STB Fidelity Strategic Income Fund Mother(12)(39)	1,824	*	1,824	0	—
IG CAA High Yield Sec(11)(42)	1,977	*	1,977	0	—
Fidelity Investments Canada ULC, as Trustee for Fidelity Canadian Balanced Fund(11)(43)	79,693	*	79,693	0	—
Nicole Schwartzman(13)	2,878	*	2,878	0	—
Oak Hill Credit Partners II(14)	148,220	*	148,220	0	—
Oak Hill Credit Partners III(14)	148,220	*	148,220	0	—
Oak Hill Credit Partners IV(14)	247,033	*	247,033	0	—
OHA Park Avenue CCOI(14)	197,626	*	197,626	0	—
Protective Life Insurance Company/Wilton Re Bermuda(15)	14,823	*	14,823	0	—
Protective Life Ins., Co./Kilico Wilton Re Bermuda(15)	49,408	*	49,408	0	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)
	Common Stock			Common Stock
Name of Selling Stockholder	Shares	Percentage		Shares	Percentage
Protective Life Ins., Co./Kilico Wilton Re US(15)	12,353	*	12,353	0	—
Protective Life Insurance Co./Wilton Re US(15)	37,056	*	37,056	0	—
Protective Life Insurance Company/Kilico(15)	59,289	*	59,289	0	—
Protective Life Insurance Company(16)	49,408	*	49,408	0	—
Marathon Credit Master FD, LTD(17)	67,144	*	67,144	0	—
Marathon Credit Opportunity Master FD LTD(17)(18)	247,082	*	247,082	0	—
Corporate Debt Opportunities Fund, LP(17)(19)	378,404	1.2%	378,404	0	—
Marathon Special Opportunity Master Fund LTD(17)(20)	1,711,286	5.2%	1,711,286	0	—
Altma Fund SICAV p.l.c. in respect of Russell Sub-Fund(17)(21)	172,084	*	172,084	0	—
Consulting Group Capital Markets Funds—High Yield Investments(44)(45)	9,783	*	9,783	0	—
Western Asset Opportunistic US$ High Yield LLC(44)(46)	433,841	1.3%	433,841	0	—
Western Asset Strategic US$ High Yield Portfolio, LLC(44)(46)	36,059	*	36,059	0	—
Time Warner Cable Master Pension Trust(44)(46)	742	*	742	0	—
Oklahoma Tobacco Settlement Trust(44)(46)	2,877	*	2,877	0	—
Legg Mason US$ High Yield Bond Fund(44)(46)	4,700	*	4,700	0	—
LM Mutual Fund Trust Series US Monthly Income Fund(44)(46)	2,471	*	2,471	0	—
Time Warner Cable Defined Contribution Plan Master Trust(44)	594	*	594	0	—
IBM Retirement Plan(44)(47)	9,883	*	9,883	0	—
N.V. Pensioenverzcker DSM(44)(46)	22,921	*	22,921	0	—
DTE Energy Company Pension Trust(44)(48)	4,942	*	4,942	0	—
Regence Blue Cross Blue Shield of Utah(44)	3,707	*	3,707	0	—
Regence Blue Cross Blue Shield of Oregon(44)	13,588	*	13,588	0	—
Regence Blue Shield(44)	14,576	*	14,576	0	—
Regence Blueshield of Idaho(44)	2,965	*	2,965	0	—
Caterpillar Inc. Pension Master Trust(44)	4,942	*	4,942	0	—
Ford Motor Company Master Trust(44)(49)	30,307	*	30,307	0	—
State of Hawaii Employee Retirement System(44)(50)	12,172	*	12,172	0	—
Kern County Employees' Retirement Association(44)	19,022	*	19,022	0	—
Guidestone Global Bond Fund(44)	6,177	*	6,177	0	—
International Global SICAV—US High Yield(44)(51)	30,403	*	30,403	0	—
Western Asset US High Yield Bond Fund (Legg Mason Institutional Funds PLC)(44)	33,760	*	33,760	0	—
Western Asset US High Yield Bond Fund (Legg Mason Global Funds PLC)(44)(52)	11,031	*	11,031	0	—
Western Asset Global High Yield Bond Fund (Legg Mason Global Funds PLC)(44)	23,594	*	23,594	0	—
European Multi-Sector Fund (WA Fixed Income Funds PLC)(44)	1,509	*	1,509	0	—
Western Asset Global Multi Strategy Fund (Legg Mason Global Funds PLC)(44)	19,609	*	19,609	0	—
Wa Diversified Strategic Income Bond Fund (LM)(44)	1,797	*	1,797	0	—
Wa Global Multi Sector Fund (Western Asset Funds PLC)(44)	34,533	*	34,533	0	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)
	Common Stock			Common Stock
Name of Selling Stockholder	Shares	Percentage		Shares	Percentage
Western Asset UK£ Credit Plus Bond Fund (Legg Mason Institutional Funds PLC)(44)	989	*	989	0	—
Metlife Insurance Limited High Yield(44)(53)	6,714	*	6,714	0	—
Legg Mason Global Multi Sector Bond Trust(44)(54)	1,727	*	1,727	0	—
Oregon State Accident Insurance Fund(44)	9,388	*	9,388	0	—
Western Asset High Yield Portfolio(44)(55)	105,210	*	105,210	0	—
State Retirement and Pensions System of Maryland(44)	15,729	*	15,729	0	—
Blue Cross Blue Shield of Michigan(44)	9,208	*	9,208	0	—
Ace Tempest Reinsurance LTD. High Yield Portfolio(44)(56)	34,586	*	34,586	0	—
Western Asset Global Partners Income Fund Inc.(44)	21,196	*	21,196	0	—
Western Asset High Income Opportunity Fund Inc.(44)	70,396	*	70,396	0	—
Legg Mason Partners Global High Yield Bond Fund(44)	104,731	*	104,731	0	—
Western Asset Variable Rate Strategic Fund Inc.(44)	3,741	*	3,741	0	—
LMP Variable Adjustable Rate Income Portfolio(44)(57)	248	*	248	0	—
Western Asset Global High Income Fund Inc.(44)	39,529	*	39,529	0	—
Western Asset Global High Yield Bond Portfolio(44)	4,796	*	4,796	0	—
LMP Variable Global High Yield Bond Portfolio(44)	19,278	*	19,278	0	—
LMP Adjustable Rate Income Fund(44)	1,358	*	1,358	0	—
Legg Mason Partners High Income Fund(44)	80,179	*	80,179	0	—
Western Asset Managed High Income Fund Inc (MHY)(44)	42,487	*	42,487	0	—
LMP Variable High Income Portfolio(44)	28,965	*	28,965	0	—
LMP Strategic Income Fund(44)	23,984	*	23,984	0	—
LMP Smash Series EC Fund(44)	3,837	*	3,837	0	—
Ace European Group LTD. High Yield Portfolio(44)(58)	27,174	*	27,174	0	—
John Hancock Floating Rate Income Trust(44)(59)	123,517	*	123,517	0	—
JHF II Floating Rate Income Fund(44)	74,111	*	74,111	0	—
Western Asset Premier Bond Fund(44)	8,950	*	8,950	0	—
John Hancock II High Yield Fund(44)(60)	220,202	*	220,202	0	—
John Hancock II Strategic Bond Fund(44)	13,907	*	13,907	0	—
John Hancock High Yield Trust(44)	262,400	*	262,400	0	—
John Hancock Strategic Bond Trust(44)	19,336	*	19,336	0	—
Western Asset Management Strategic Bond Opportunities Portfolio(44)	49,762	*	49,762	0	—
LMP Capital & Income Fund(44)(61)	46,617	*	46,617	0	—
LMP Variable Capital and Income Portfolio(44)(61)	5,334	*	5,334	0	—
LMP Capital & Income Fund Inc.(44)(61)	14,325	*	14,325	0	—
Western Asset High Income Fund Inc.(44)(62)	6,715	*	6,715	0	—
Western Asset High Income Fund II Inc.(44)(62)	212,078	*	212,078	0	—
Qualcomm Global Trading, Inc.(63)	84,733	*	84,733	0	—
Qualcomm Incorporated(63)	46,196	*	46,196	0	—
Symetra Life Insurance Company(64)	65,345	*	65,345	0	—
Pictet & Co. Geneva(65)	5,930	*	5,930	0	—
Legg Mason Sterling Corporate Plus Bond(66)	3,619	*	3,619	0	—
Legg Mason Global Multi Strategy Fund(46)	5,658	*	5,658	0	—
Western Libor Alpha Cayman Unity Trust (Norinchukin Bank)	17,037	*	17,037	0	—
Maxim High Yield Bond Portfolio(44)(46)	13,552	*	13,552	0	—

*
Denotes stock ownership is less than 1%.

(1)
Capital Research and Management Company serves as the investment adviser for the selling stockholder. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research and Management Company may be

  deemed to be the beneficial owner of all of the shares held by the selling stockholder. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares. The selling stockholder has also informed us that it is a registered investment company under the Investment Company Act of 1940.

(2)
The selling stockholder has informed us that Joseph A. Lanasa III has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Mr. Lanasa may be deemed to be the beneficial owner of such shares.

(3)
Capital Guardian Trust Company serves as the investment adviser for the selling stockholder. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Guardian Trust Company may be deemed to be the beneficial owner of all of the shares held by the selling stockholder. Capital Guardian Trust Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Guardian Trust Company is an investment adviser registered under the Investment Advisers Act of 1940. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(4)
The selling stockholder has informed us that Guggenheim Investment Management, LLC ("Guggenheim") has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Guggenheim may be deemed to be the beneficial owner of such shares. The selling stockholder is a majority owned subsidiary of CNI Charter Funds, a registered investment company under the Investment Company Act of 1940. US Bank/Bond & Co. FBO CNI Charter High Yield Bond fund is the registered holder of these shares.

(5)
The selling stockholder has informed us that Thomas A. Lyon, as trustee for Thomas A. Lyon Trustee U/Decl/Tr Dtd. 8/16/85, has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Mr. Lyon may be deemed to be the beneficial owner of such shares. He is also the record holder of such shares.

(6)
Stephen Kotsen is the Portfolio Manager at Nomura Corporate Research and Asset Management Inc. ("Nomura"), which serves as the investment advisor for the selling stockholder, and has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Nomura and Mr. Kotsen may be deemed to be the beneficial owners of such shares.

(7)
The selling stockholder has informed us that William Taylor has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Mr. Taylor may be deemed to be the beneficial owner of such shares. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares. Except for the shares held by PIA Global High Yield, the registered holder is Pioneer Investments.

(8)
The selling stockholder has informed us that William Taylor has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Mr. Taylor may be deemed to be the beneficial owner of such shares. The selling stockholder also has informed us that it is a registered investment company under the Investment Company Act of 1940. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares. Pioneer Investments is the registered holder of these shares.

(9)
Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 9,211,836 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

  Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the selling stockholder, each has sole power to dispose of the all shares owned by the selling stockholder.

  Members of the family of Mr. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

  Neither FMR LLC nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the selling stockholder, which power resides with the selling stockholder's board of trustees. Fidelity carries out the voting of the shares under written guidelines established by the selling stockholder's board of trustees.

(10)
Pyramis Global Advisors Trust Company ("PGATC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 835,303 shares of our common stock as a result of its serving as investment manager of institutional accounts owning such shares.

  Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over all shares and sole power to vote or to direct the voting of 549,736 shares of common stock owned by the institutional accounts managed by PGATC as reported above.

(11)
The selling stockholder is an Ontario Mutual Fund Trust. Its trustee and manager is Fidelity Investments Canada Limited ("FICL"). FICL is advised by FMR Co. FMR Co. shares investment power over the shares held by the selling stockholder with Edward C. Johnson 3rd.

(12)
Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to these non-U.S. investment companies. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of the shares of common stock listed above.

  A partnership controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR Corp. and FIL, or trusts for their benefit, owns shares of FIL voting stock with the right to cast approximately 38% of the total votes which may be cast by all holders of FIL voting stock. FMR Corp. and FIL are separate and independent corporate entities, and their boards of directors are generally composed of different individuals.

  FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d).

(13)
The registered holder of these shares is BNP Paribas.

(14)
The selling stockholder has informed us that Scott Krase has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Mr. Krase may be deemed to be the beneficial owner of such shares.

(15)
The selling stockholder has informed us that Protective Life Insurance Company ("PLIC") has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, PLIC may be deemed to be the beneficial owner of such shares. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(16)
The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(17)
The selling stockholder has informed us that Louis Hanover has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Mr. Hanover may be deemed to be the beneficial owner of such shares.

(18)
Marathon Credit Opportunity FD is the record holder of these shares.

(19)
Corporate Debt Opportunities Fund (APG) Marathon is the record holder of 27,520 shares, and Corporate Debt Opportunities Fund (APG) is the record holder of 350,884 shares.

(20)
Marathon Special Opportunity Fund is the record holder of 833,336 shares, and Marathon Special Opportunity Master Fund is the record holder of 877,950 shares.

(21)
Altma Fund SICAV is the record holder of these shares.

(22)
Fidelity Cap + Income FD 038 is the record holder of these shares.

(23)
Fid Adv High Yield 218 is the record holder of these shares.

(24)
Fidelity High Income 455 is the record holder of these shares.

(25)
The Master Trust Bank of Japan LTD is the record holder of these shares.

(26)
FA Strat High Income 25091 is the record holder of these shares.

(27)
Pyramis Promark High Yield/GMAM Investments Funds TR is the record holder of these shares.

(28)
Strat Inc. High Income 25086 is the record holder of these shares.

(29)
MGR M Gardiner & Co. Puritan High Income Sub Portfolio is the record holder of 318,177 shares; MGAR M Gardiner & Co FBO Puritan High Income Portfolio is the record holder of 68,676 shares; and MGAR M. Gardiner & Co FBO Puritan High Income Sub Portfolio is the record holder of 16,977 shares.

(30)
Pension Reserves Investment Trust Fund is the record holder of these shares.

(31)
MGR M Gardiner & Co. FBO Fidelity Leveraged Co. STK is the record holder of these shares.

(32)
Fidelity Funds SICAV-US High Income Pool is the record holder of these shares.

(33)
MGR M Gardiner & Co. FBO Fidelity Advisor Leveraged Co. is the record holder of these shares.

(34)
Fidelity Canadian Asset Allocation Fund is the record holder of these shares.

(35)
Fidelity American High Yield Fund is the record holder of these shares.

(36)
MGR M Gardiner & Co. FBO Fidelity Central Investment Portfolio is the record holder of these shares.

(37)
Variable Insurance Products Fund VI: Strategic Income Portfolio is the record holder of these shares.

(38)
The Coca-Cola Company Master Retirement Fund is the record holder of these shares.

(39)
Japan Trustee Services Bank LTD is the record holder of these shares.

(40)
Pyramis High Yield Fund LLC C/O Brown Brothers Harriman is the record holder of these shares.

(41)
Fidelity Funds SICAV-FCP/USD Monthly Income is the record holder of 19,022 shares. FCP/USD Monthly Income/US High Yield Pool is the record holder of 481 shares.

(42)
1G F1 Canadian Allocation Fund is the record holder of these shares.

(43)
Fidelity Canadian Balanced Fund is the record holder of these shares.

(44)
The selling stockholder has informed us that Western Asset Management Company ("WAMCO"), investment manager and agent for the selling stockholder, has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, WAMCO may be deemed to be the beneficial owner of such shares. WAMCO is a subsidiary of Legg Mason, Inc. and disclaims beneficial ownership of such shares. WAMCO, an affiliate of a limited purpose broker-dealer, has certified that the selling stockholder bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(45)
CGCM High Yield Investments is the record holder of these shares.

(46)
Western Asset Management as Investment Advisor for its Beneficial Owners is the record holder of these shares.

(47)
IBM Core Fixed Income Account is the record holder of these shares.

(48)
DTE Energy Company Fixed Income is the record holder of these shares.

(49)
Ford Motor Company Defined Benefit Master Trust is the record holder of these shares.

(50)
Hawaii ERS is the record holder of these shares.

(51)
Western Asset Management is the record holder of these shares.

(52)
UA US High Yield Bond Fund PLC (LM) is the record holder of these shares.

(53)
Metlife High Yield is the record holder of these shares.

(54)
Legg Mason Global Multi Sector Trust is the record holder of these shares.

(55)
Western Asset High Yield is the record holder of these shares.

(56)
Ace HY is the record holder of these shares.

(57)
Legg Mason Partners Adjustable Rate Income Portfolio is the record holder of these shares.

(58)
ACE Asset Management is the record holder of these shares.

(59)
JHT Floating Rate Income Trust is the record holder of these shares.

(60)
John Hancock II US High Yield Fund is the record holder of these shares.

(61)
LMP Variable Capital & Income Portfolio, Legg Mason Partners Capital & Income Fund Inc. (SCD), and Legg Mason Partners Capital & Income Fund are the record holders of these shares.

(62)
Western Asset High Income Fund Inc. and Western Asset High Income Fund II Inc. are the record holders of these shares.

(63)
Capital Guardian Trust Company serves as the investment adviser for the selling stockholder. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Guardian Trust Company may be deemed to be the beneficial owner of all of the shares held by the selling stockholder. Capital Guardian Trust Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Guardian Trust Company is an investment adviser registered under the Investment Advisers Act of 1940.

(64)
White Mountains Advisors, LLC ("White Mountains") is the record holder of these shares. The selling stockholder has informed us that White Mountains has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, White Mountains may be deemed to be the beneficial owner of such shares. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(65)
Pictet & Co. Geneva C/O Brown Brothers Harriman is the record holder of these shares.

(66)
Western Asset Management as Investment Advisor for its Beneficial Owner is the record holder of 2,877 of these shares.

        All of the shares offered hereby were acquired by the selling stockholders in connection with the exchange offers. In connection with the exchange offers, on July 27, 2009, we executed a registration rights agreement pursuant to which we granted certain registration rights to the selling stockholders and other participants in the exchange offers, and we are filing the registration statement of which this prospectus forms a part in accordance with our obligations under the registration rights agreement. In addition, the agreement provides for piggyback registration rights in certain circumstances. Inclusion of shares of common stock in this registration statement was conditioned upon the beneficial owner's agreement to be bound by the terms of the registration rights agreement. The agreement provides that we and the selling stockholders will each indemnify the others against certain liabilities, including certain liabilities under the Securities Act.

PLAN OF DISTRIBUTION

        The shares of common stock offered hereby may be sold from time to time by the selling stockholders or, to the extent permitted by the registration rights agreement and applicable law, by transferees, pledgees, donees, assignees or other successors in interest. All or a portion of the common stock offered by the selling stockholders may be disposed of from time to time in one or more transactions through any one or more of the following means:

  •
  by the selling stockholders in privately negotiated transactions;

  •
  in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors in interest and/or from the purchasers of the common stock for whom they may act as agent; provided, we have no obligation to participate in any underwritten offering;

  •
  by the writing of options on the common stock;

  •
  by the pledge of the common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the common stock or interests therein;

  •
  through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account;

  •
  through a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through a cross trade, in which the same broker or dealer acts as an agent on both sides of the transaction;

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale;

  •
  in the over-the-counter market;

  •
  through an in-kind distribution of the shares by a selling stockholder to its partners, members or shareholders;

  •
  in a combination of any of the methods listed above; or

  •
  any other method permitted pursuant to applicable law.

Such sales may be made at:

  •
  fixed prices;

  •
  prevailing market prices as the time of the sale;

  •
  varying prices determined at the time of the sale; or

  •
  at negotiated prices and terms.

        The shares may also be sold under Rule 144 under the Securities Act, if available, or in another transaction that is exempt from the registration requirements of the Securities Act, rather than under this prospectus. Each selling stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

        A selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. A selling stockholder also may transfer and donate the shares of common stock in certain circumstances, in which case the transferees or donees, or other successors in interest, will be the selling beneficial owners for purposes of this prospectus.

        In addition, a selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. A selling stockholder may also engage in the short sale of the common stock and may deliver the common stock to cover short positions or otherwise settle short sale transactions.

        Broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from a selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. In addition, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling stockholder or from the purchasers of the common stock sold by a selling stockholder for whom they may act as agents. Underwriters may sell shares of common stock to or through dealers, who may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers as the purchasers' agents. As noted above, we have no obligation to participate in any underwritten offering.

        The selling stockholders, underwriters, brokers, dealers and agents that participate in the sale of the common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. To the extent a selling stockholder may be deemed to be an underwriter, such selling stockholder may be subject to certain statutory liabilities under the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the common stock by the selling stockholders. Each selling stockholder has agreed that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

        To the extent required by law with respect to any particular offer, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus will be filed, disclosing one or more of, to the extent required and applicable, (i) the name of each such selling stockholder and of any participating broker-dealer(s), (ii) the number of shares involved, (iii) the initial purchase price at which the shares were sold, (iv) any commissions paid or discounts or concessions allowed to such broker-dealer(s), (v) any discount, concession or commission allowed or reallowed or paid to any dealer, and (vi) any proposed selling price to the public.

        On July 27, 2009, we executed a registration rights agreement pursuant to which we granted certain registration rights to the selling stockholders and other participants in the exchange offers, and we are filing the registration statement of which this prospectus forms a part in accordance with our obligations under the registration rights agreement. Under the registration rights agreement, we are obligated to use our reasonable best efforts to keep the registration statement of which this prospectus forms a part effective until the earlier of (i) the first anniversary of the effective date of such registration statement, (ii) the date that all of the shares of common stock registered pursuant to such registration statement are sold (a) in accordance with such registration statement, or (b) on the NYSE or other securities exchange on which the common stock is traded, pursuant to Rule 144 under the

Securities Act or (iii) when the common stock registered pursuant to such registration statement ceases to be outstanding.

        We will pay all expenses associated with the registration of the shares. The selling stockholders will pay underwriting discounts, commissions and transfer taxes, if any, relating to their sale or disposition of the shares. Under the registration rights agreement, we and the selling stockholders will each indemnify the others against certain liabilities, including certain liabilities under the Securities Act.

EXPERTS

        Our consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008 and our financial statement schedule incorporated by reference in this prospectus from our current report on Form 8-K dated September 2, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 17, 2009 (June 29, 2009 as to the (Loss) Earnings Per Share disclosure in Note 1, July 28, 2009 as to the effects of the reverse stock split described in Note 1, and September 2, 2009 as to Note 23), incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the retroactive application of Financial Accounting Standards Board Staff Position EITF No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, (ii) the effects of a 1-for-25 reverse stock split, and (iii) the adoption by Georgia Gulf Corporation of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainties in Income Taxes an Interpretation of FASB Statement No. 109, on January 1, 2007). The effectiveness of our internal control over financial reporting as of December 31, 2008, incorporated by reference in this prospectus by reference from our annual report on Form 10-K for the year ended December 31, 2008, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 17, 2009 incorporated by reference herein (which report expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Our financial statements and financial statement schedule and the related independent registered public accounting firm reports thereon have been incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the common stock offered in this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC under the Securities Act a registration statement on Form S-1 of which this prospectus forms a part. This prospectus does not contain all of the information contained in the registration statement and its exhibits. We strongly encourage you to read carefully the registration statement and its exhibits.

        Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

        We file annual, quarterly and current reports; proxy statements and other information with the SEC. You may read and copy any of this information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for information on the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC's website is expressly not incorporated by reference into this prospectus.

        Our SEC filings are also available at the office of the NYSE. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are incorporating certain documents by reference into this prospectus. This means that we are disclosing information to you by referring you to a document filed by us with the SEC. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for those documents should be directed to Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, telephone: (770) 395-4524. In addition, each document incorporated by reference is readily accessible on our website at www.ggc.com.

        This prospectus incorporates by reference the following documents that have been filed with the SEC:

  •
  our annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 17, 2009 (the consolidated financial statements included in Item 8 of the Form 10-K have been superseded by the consolidated financial statements included in the current report on Form 8-K dated September 2, 2009 and as a result Deloitte & Touche LLP has not reissued its opinion on our consolidated financial statements included in Item 8 of the Form 10-K);

  •
  our quarterly reports on Form 10-Q for the period ended March 31, 2009, filed with the SEC on May 15, 2009 and for the period ended June 30, 2009, filed with the SEC on August 10, 2009;

  •
  our current reports on Form 8-K filed with the SEC on February 25, 2009; March 17, 2009; March 30, 2009; March 31, 2009; April 15, 2009 (two reports); April 28, 2009; May 8, 2009; May 12, 2009; May 13, 2009; May 27, 2009; June 2, 2009; June 16, 2009; July 2, 2009 (three reports); July 7, 2009; July 17, 2009; July 20, 2009; July 24, 2009; July 30, 2009; July 31, 2009; August 14, 2009; September 3, 2009; September 16, 2009 and September 18, 2009.

  •
  our definitive proxy statements filed with the SEC on April 17, 2009 and August 24, 2009; and

  •
  our registration statement on Form 8-A, declared effective by the SEC on May 15, 1990, as amended, and our registration statement on Form 8-A, filed with the SEC on December 13, 2000, as amended.

        Information in the documents listed above should be considered in light of the more recently filed documents listed above as they may contain more up-to-date information.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth anticipated costs and expenses payable by us in connection with the sale of the shares of common stock offered hereby. All amounts are estimates except the SEC registration fee:

Expense	Dollar Amount
SEC registration fee	$50,444
Printing fees	$15,000
Legal fees and expenses	$50,000
Accounting fees and expenses	$13,000
Miscellaneous	$1,556

Total	$130,000

Item 14.    Indemnification of Directors and Officers

        Set forth below is a description of how our charter and bylaws and the Delaware General Corporation Law treat the indemnification of directors and officers. This description is intended as a summary only and is qualified in its entirety by reference to our charter, bylaws, and the Delaware General Corporation Law.

        Article XIII of our charter provides that to the fullest extent permitted by the Delaware General Corporation Law, a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transactions from which the director derived any improper personal benefit.

        Our bylaws (Article XIII) provide that the Company will indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        With respect to indemnification of officers and directors, Section 145 of the Delaware General Corporation Law provides that a corporation will have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Under this provision of the Delaware General Corporation Law, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        Furthermore, the Delaware General Corporation Law provides that a corporation will have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect to any claim, issue or matter as to which such person will have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court will deem proper.

        Section 145(g) of the Delaware General Corporation Law provides that a corporation will have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

        The Company maintains several directors and officers liability policies which, subject to the terms and exclusions of the policies, cover any claim or claims made during the period the policies are in force, against all persons who were, now are or will be duly elected directors or officers of the Company for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by such persons insured while acting in their individual or collective capacities, on any matter, nor excluded by the terms and conditions of the policies, claimed against them solely by reason of their being directors or officers of the Company.

Item 15.    Recent Sales of Unregistered Securities

        On October 3, 2006, we issued $500.0 million in principal amount of 9.5% senior notes due 2014 and $200.0 million in principal amount of 10.75% senior subordinated notes due 2016 to the initial purchasers in reliance upon the exemption contained in Section 4(2) of the Securities Act. The notes were subsequently sold by the initial purchasers in reliance on Rule 144A.

        On or about July 29, 2009, we consummated the exchange of 30,232,545 shares of our convertible preferred stock and 1,348,979 shares of our common stock in exchange for an aggregate of about $736.0 million in principal amount of our notes in reliance upon the exemption contained in Section 4(2) of the Securities Act. Pursuant to its terms, the convertible preferred stock converted into common stock on a share for share basis on September 17, 2009.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits:

        All documents referenced below were filed pursuant to the Securities and Exchange Act of 1934 by Georgia Gulf Corporation ("Georgia Gulf'), file no. 1-09753, unless otherwise indicated.

Exhibit Number		Description
3.1		Certificate of Incorporation of Georgia Gulf Corporation, as amended (filed as Exhibit 3.1 to Georgia Gulf's current report on Form 8-K on July 31, 2009 and incorporated herein by reference).
3.2		Bylaws of Georgia Gulf Corporation (filed as Exhibit 99.1 to Georgia Gulf's Current Report on Form 8-K on May 23, 2005 and incorporated herein by reference).
3.3		Certificate of Designations, Preferences and Rights of Convertible Preferred Stock of Georgia Gulf Corporation (filed as Exhibit 3.2 to Georgia Gulf's current report on Form 8-K on July 31, 2009 and incorporated herein by reference).
4.1		Registration Rights Agreement, dated July 27, 2009, among Georgia Gulf and the parties identified on the signature pages thereto (filed as Exhibit 4.1 to Georgia Gulf's current report on Form 8-K on July 31, 2009 and incorporated herein by reference).
4.2		Amended and Restated Rights Agreement, dated as of December 5, 2000, between Georgia Gulf and EquiServe Trust Company, N.A. (filed as Exhibit 4.1 to Georgia Gulf's Form 8-A amendment on December 13, 2000 and incorporated herein by reference).
4.3		Amendment to Amended and Restated Rights Agreement, dated August 10, 2009, between Georgia Gulf and Computershare Trust Company, N.A, as successor rights agent (filed as Exhibit 4.1 to Georgia Gulf's current report on Form 8-K on August 14, 2009 and incorporated herein by reference).
5.1	**	Jones Day opinion regarding validity.
10.1		Credit Agreement, dated as of October 3, 2006, among Georgia Gulf and Royal Group Technologies Limited, as Borrowers, certain subsidiaries of Georgia Gulf Corporation from time to time party thereto, as Guarantors, Bank of America, National Association, as Domestic Administrative Agent, Domestic Collateral Agent and Domestic L/C Issuer, Bank of America, National Association, acting through its Canada branch as Canadian Administrative Agent, Canadian Collateral Agent and Canadian L/C Issuer, and The Bank of Nova Scotia, as Canadian Swing Line Lender, Merrill Lynch Capital Corporation and Lehman Commercial Paper Inc., as Co-Syndication Agents, and Wachovia Bank, National Association, as Co-Documentation Agent, and the other lenders party thereto, Banc of America Securities LLC, and J.P. Morgan Securities Inc., as Joint Lead Arrangers, and Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as Joint Book Runners (filed as Exhibit 4.3 to Georgia Gulf's current report on Form 8-K on October 6, 2006 and incorporated herein by reference).
10.2		Third Amendment to Credit Agreement and Waiver, dated May 10, 2007, among Georgia Gulf, Royal Group, Inc. (formerly known as Royal Group Technologies Limited), the Guarantors, the Lenders party thereto, Bank of America, National Association, as Domestic Administrative Agent and Bank of America, National Association acting through its Canada branch, as Canadian Administrative Agent (filed as Exhibit 10.1 to Georgia Gulf's current report on Form 8-K on May 14, 2007 and incorporated herein by reference).

Exhibit Number	Description
10.3	Fourth Amendment to Credit Agreement and Waiver, dated September 11, 2008, among Georgia Gulf and Royal Group, Inc., as Borrowers, certain subsidiaries of Georgia Gulf from time to time party thereto, as Guarantors, Bank of America, National Association, as Domestic Administrative Agent and the other lenders party thereto (filed as Exhibit 10.1 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended September 30, 2008, on November 6, 2008 and incorporated herein by reference).
10.4	Fifth Amendment to Credit Agreement, dated March 16, 2009, among Georgia Gulf and Royal Group Inc., as Borrowers, certain subsidiaries of Georgia Gulf, as Guarantors, Bank of America, National Association, as Domestic Administrative Agent and acting through its Canadian branch, as Canadian Administrative Agent, and the other lenders party thereto (filed as Exhibit 10.1 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended March 31, 2009, on May 15, 2009 and incorporated herein by reference).
10.5	Sixth Amendment to Credit Agreement, dated April 14, 2009, among Georgia Gulf and Royal Group Inc., as Borrowers, certain subsidiaries of Georgia Gulf, as Guarantors, Bank of America, National Association, as Domestic Administrative Agent and acting through its Canadian branch, as Canadian Administrative Agent, and the other lenders party thereto (filed as Exhibit 10.1 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended June 30, 2009, on August 10, 2009 and incorporated herein by reference).
10.6	Seventh Amendment to Credit Agreement, dated May 11, 2009, among Georgia Gulf and Royal Group Inc., as Borrowers, certain subsidiaries of Georgia Gulf, as Guarantors, Bank of America, National Association, as Domestic Administrative Agent and acting through its Canadian branch, as Canadian Administrative Agent, and the other lenders party thereto (filed as Exhibit 10.2 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended June 30, 2009, on August 10, 2009 and incorporated herein by reference).
10.7	Eighth Amendment to Credit Agreement, dated June 12, 2009, among Georgia Gulf and Royal Group Inc., as Borrowers, certain subsidiaries of Georgia Gulf, as Guarantors, Bank of America, National Association, as Domestic Administrative Agent and acting through its Canadian branch, as Canadian Administrative Agent, and the other lenders party thereto (filed as Exhibit 10.3 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended June 30, 2009, on August 10, 2009 and incorporated herein by reference).
10.8	Ninth Amendment to Credit Agreement, dated July 27, 2009, among Georgia Gulf Corporation and Royal Group Inc., as Borrowers, certain subsidiaries of Georgia Gulf Corporation, as Guarantors, Bank of America, National Association, as Domestic Administrative Agent and acting through its Canadian branch, as Canadian Administrative Agent, and the other lenders party thereto (filed as Exhibit 10.4 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended June 30, 2009, on August 10, 2009 and incorporated herein by reference).
10.9	Amended and Restated Receivables Sale and Servicing Agreement, dated as of March 17, 2009, by and among each of the entities party thereto as Originators, GGRC Corp., as Buyer, and Georgia Gulf, as Servicer (filed as Exhibit 10.3 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended March 31, 2009, on May 15, 2009 and incorporated herein by reference).
10.10	Second Amended and Restated Receivables Purchase Agreement, dated as of March 17, 2009, by and among GGRC Corp., as Seller, the financial institutions signatory thereto, as Purchasers, and General Electric Capital Corporation, as a Purchaser and Administrative Agent (filed as Exhibit 10.2 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended March 31, 2009, on May 15, 2009 and incorporated herein by reference).

Exhibit Number		Description
10.11		Omnibus Amendment No. 4, dated July 27, 2009, related to the Amended and Restated Receivables Sale and Servicing Agreement, dated March 17, 2009, as amended among the entities party thereto as Originators, GGRC Corp., as Buyer, and Georgia Gulf Corporation, as Servicer and the Second Amended and Restated Receivables Purchase Agreement, dated as of March 17, 2009, as amended, among GGRC Corp., as Seller, the "Purchasers" party thereto and General Electric Capital Corporation, as administrative agent (filed as Exhibit 10.5 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended June 30, 2009, on August 10, 2009 and incorporated herein by reference).
10.12		Salt Contract (filed as Exhibit 10(v) to Georgia Gulf's Registration Statement on Form S-1 (File No. 33-9902) declared effective on December 17, 1986 and incorporated herein by reference).
10.13	*	Form of 2006 Restricted Shares Units Agreement (filed as Exhibit 10.1 to Georgia Gulf's current report on Form 8-K on March 23, 2006 and incorporated herein by reference).
10.14	*	Form of 2006 Nonqualified Stock Option Agreement (filed as Exhibit 10.2 to Georgia Gulf's current report on Form 8-K on March 23, 2006 and incorporated herein by reference).
10.15	*	Form of 2006 Nonqualified Stock Option Agreement for Non-Employee Directors (filed as Exhibit 10.3 to Georgia Gulf's current report on Form 8-K on March 23, 2006 and incorporated herein by reference).
10.16	*	Georgia Gulf Corporation 1998 Equity and Performance Incentive Plan (filed as Exhibit 4 to Georgia Gulf's Form S-8 (File No. 33-59433) on July 20, 1998 and incorporated herein by reference).
10.17	*	Georgia Gulf Corporation Second Amended and Restated 2002 Equity and Performance Incentive Plan (filed as Annex A to Georgia Gulf's proxy statement on April 18, 2007 and incorporated herein by reference).
10.18	*	Description of the 2006 Management Incentive Bonus Plan (filed as Exhibit 10 to Georgia Gulf's annual report on Form 10-K, for the year ended December 31, 2005, on March 1, 2006 and incorporated herein by reference).
10.19	*	Description of the 2007 Management Incentive Bonus Plan (filed as Exhibit 10.1 to Georgia Gulf's annual report on Form 10-K, for the year ended December 31, 2006, on April 2, 2007 and incorporated herein by reference).
10.20	*	Description of the 2008 Management Incentive Bonus Plan (filed as Exhibit 10.1 to Georgia Gulf's annual report on Form 10-K, for the year ended December 31, 2007, on February 29, 2008 and incorporated herein by reference).
10.21	*	Description of the 2009 Annual Incentive Plan (filed as Exhibit 10.1 to Georgia Gulf's annual report on Form 10-K, for the year ended December 31, 2008, on March 17, 2009 and incorporated herein by reference).
10.22	*	Description of the Georgia Gulf Corporation Deferred Compensation Plan (filed as Exhibit 10.2 to Georgia Gulf's annual report on Form 10-K, for the year ended December 31, 2006, on April 2, 2007 and incorporated herein by reference).
10.23	*	Georgia Gulf Corporation Executive and Key Employee Change of Control Severance Plan, effective as of May 15, 2007 (filed as Exhibit 10.1 to Georgia Gulf's current report on Form 8-K on May 16, 2007 and incorporated herein by reference).
10.24	*	Compensatory arrangements with Gregory C. Thompson (filed as Exhibit 10.1 to Georgia Gulf's current report on Form 8-K on May 8, 2008 and incorporated herein by reference).

Exhibit Number		Description
10.25	*	Job Termination Benefits Agreement and General Release, dated July 31, 2007, by and between James Matthews and Georgia Gulf (filed as Exhibit 10 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended September 30, 2007, on November 9, 2007 and incorporated herein by reference).
10.26	*	Letter agreement regarding employment of Mark J. Orcutt (filed as Exhibit 10.4 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended March 31, 2009, on May 15, 2009 and incorporated herein by reference).
10.27	*	Form of Georgia Gulf Corporation Termination of Split Dollar Agreement and Implementation of Bonus Policy (filed as Exhibit 10.1 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended September 30, 2004, on November 1, 2004 and incorporated herein by reference).
10.28	*	Form of Executive Nonqualified Stock Option Agreement (filed as Exhibit 10.2 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended September 30, 2004, on November 1, 2004 and incorporated herein by reference).
10.29	*	Form of Non-Employee Director Nonqualified Stock Option Agreement (filed as Exhibit 10.3 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended September 30, 2004, on November 1, 2004 and incorporated herein by reference).
10.30	*	Form of Executive Restricted Shares Agreement (filed as Exhibit 10.4 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended September 30, 2004, on November 1, 2004 and incorporated herein by reference).
10.31	*	Form of Deferred Shares Agreement (filed as Exhibit 10.5 to Georgia Gulf's quarterly report on Form 10-Q, for the quarter ended September 30, 2004, on November 1, 2004 and incorporated herein by reference).
10.32	*	Georgia Gulf Corporation Senior Executive Bonus Plan (filed as Appendix C to Georgia Gulf's proxy statement on April 13, 2004 and incorporated herein by reference).
10.33		Form of Forfeiture Notice (filed as Exhibit 10.1 to Georgia Gulf's current report on Form 8-K on May 27, 2009 and incorporated herein by reference).
10.34	*	Georgia Gulf Corporation 2009 Equity and Performance Incentive Plan (filed as Annex B to Georgia Gulf's proxy statement on August 24, 2009 and incorporated herein by reference).
21.1		Subsidiaries of the Registrant (filed as Exhibit 21 to Georgia Gulf's annual report on Form 10-K, for the year ended December 31, 2008, on March 17, 2009 and incorporated herein by reference).
23.1	†	Consent of Deloitte & Touche LLP.
23.2		Consent of Jones Day (included in Exhibit 5.1).
24.1	**	Powers of Attorney (for Messrs. Carrico, Fleming, Thompson and Sales; included at signature page of Georgia Gulf's registration statement on Form S-1, filed September 8, 2009).
24.2	**	Powers of Attorney (for Messrs. DeNicola, Gervis, Noetzel, Schriesheim and Weinstein).
24.3	**	Power of Attorney (for Mr. Macadam).

*
Indicates document is a management contract or compensatory plan or arrangement.

**
Previously filed.

†
Filed herewith.

(b)
Financial Statement Schedules:

        The following financial statement schedule is incorporated herein by reference to the Form 10-K for the year ended December 31, 2008:

  •
  Schedule II—Valuation and Qualifying Accounts.

Item 17.    Undertakings

  a.
  The undersigned registrant hereby undertakes:

  1.
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  i.
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  ii.
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  iii.
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  2.
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4.
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  b.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on October 21, 2009.

GEORGIA GULF CORPORATION
By:	/s/ JOEL I. BEERMAN
Name:	Joel I. Beerman
Title:	Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated, on October 21, 2009.

Name	Title

* Paul D. Carrico	President, Chief Executive Officer and Director (Principal Executive Officer)
* Gregory C. Thompson	Chief Financial Officer (Principal Financial and Accounting Officer)
* T. Kevin DeNicola	Director
* Patrick J. Fleming	Director
* Robert M. Gervis	Director
* Stephen E. Macadam	Director
* Mark L. Noetzel	Director
* Wayne C. Sales	Director

Name		Title

* Robert A. Schriesheim		Director
* David N. Weinstein		Director
*By:	/s/ JOEL I. BEERMAN
Joel I. Beerman
Attorney-in-Fact